Exhibit 99.7

NICE Fizzback Voice of the Customer Solution is Helping Shell UK
Retail Increase Customer Satisfaction and Loyalty Across its Business

Real-time customer feedback solution chosen for unique ability to gain and analyze insights, and act in real time to improve operational efficiency and enhance the customer experience

Ra’anana, Israel, August 28, 2012, NICE Systems (NASDAQ: NICE) today announced that the retail division of Shell UK Oil Products (Shell), Royal Dutch Shell plc’s largest global group of energy and petrochemical companies, is using the NICE Fizzback Voice of the Customer (VoC) solution to help the company take a more customer-centric approach across its retail fuel business. The solution gathers feedback in real time from various channels, with a focus on mobile, from across the entire UK Shell-owned retail operation. This allows the company to gain valuable insights from the voice of the customer – driving operations teams to immediately take action to address the customer experience.

“By adopting NICE Fizzback, we can listen to what customers are saying in real time and react accordingly to their needs to help provide a better level of customer service. We want to put the customer at the center of the business for ourselves and our retailers. The NICE Fizzback Voice of the Customer solution is helping us do that,” said Melanie Lane, General Manager at Shell UK Retail.

Following a successful pilot with NICE Fizzback last year, Shell chose to expand its voice of the customer program throughout its company-owned sites in the UK. Customers who are part of Shell's Driver Club loyalty program are prompted to provide feedback via SMS or email immediately after filling up at the gas station, while those not in the program are encouraged to share their thoughts and experiences via other feedback channels such as Web surveys. NICE Fizzback enables Shell to assess the performance of every Shell-owned service station in the UK to ensure they are meeting Shell’s high consumer standards. All service stations have constant access to customer feedback, enabling Shell Retail to address any customer issues in real time and to improve the customer experience.

Shell is a top fuel retailer in the UK with over 800 service stations nationwide. The UK fuels market is highly competitive and Shell understands that it needs to listen to its numerous and disparate customers to drive continual improvement.

“We are very excited to have Shell as part of the NICE Fizzback family,” said Rob Keve, Managing Director of NICE Customer Experience Management Solutions. “Retail is a growth sector for our Voice of the Customer solution and this implementation further demonstrates how the NICE Fizzback solution is important to an ever growing range of industries. As the relationship between consumers and brands develop, we must adopt new and innovative ways in which to engage with customers and to better understand what is important to them. This is something I believe we are achieving with Shell.”

About Shell UK
Shell businesses in the UK are part of Royal Dutch Shell plc, a global group of energy and petrochemicals companies with around 90,000 employees in more than 80 countries and territories.

About NICE Systems
NICE (NASDAQ: NICE) is the worldwide leader of software solutions that deliver strategic insights by capturing and analyzing mass quantities of structured and unstructured data in real time from multiple sources, including phone calls, mobile apps, emails, chat, social media, and video. NICE’s solutions enable organizations to take the Next-Best-Action to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Anat Earon-Heilborn + 972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Keve, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.